Intrinsic Medicine, Inc.

500 Yale Avenue North

Seattle, WA 98109

July 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Atallah

Al Pavot

Tyler Howes

Joe McCann

RE:	Intrinsic Medicine, Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-264219

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Intrinsic Medicine, Inc. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-264219) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on April 8, 2022.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. Pursuant to paragraph (c) of Rule 477, the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Tom Coll of Cooley LLP at (858) 550-6013, or in his absence, Karen Deschaine at (858) 550-6088.

Sincerely,

Intrinsic Medicine, Inc.

By:	/s/ Alexander Martinez
Name:	Alexander Martinez
Title:	Chief Executive Officer

cc:	Dustin Crawford, Intrinsic Medicine, Inc.

Tom Coll, Cooley LLP

Karen Deschaine, Cooley LLP